CURIAN SERIES TRUST
CURIAN VARAIBLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
(877) 847-4143

October 1, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Series Trust - File Nos: 333-170606 and 811-22495
Curian Variable Series Trust - File Nos: 333-177369 and 811-22613
(ALL OF THE ABOVE HEREINAFTER ARE REFERRED TO AS THE “ASSUREDS”)

Dear Sir/Madam:

On behalf of the Assureds, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which collectively meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

(a)
A copy of the CNA Investment Company Fidelity Bond (“Fidelity Bond”) insuring the above referenced Assureds, in the amount of $2.5 million (with a growth in size provision up to the amount of $4 million), for the period September 1, 2012 – September 1, 2013, is attached as EXHIBIT 99-1;

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees of the Board of the Assured who are not “interested persons” of the Trust, approving the form and amount of the Bond is attached as EXHIBIT 99-2;

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (attached as EXHIBIT 99-3);

(d) Premiums for the Bond have been appropriately paid for the period September 1, 2012 – September 1, 2013.
(e) A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 99-4.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

Enclosures